UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 17, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•	Progress on share repurchase program KPN, dated December 17, 2007;

•	KPN announces its intention to delist from New York Stock Exchange, London Stock Exchange and Frankfurt Stock Exchange and deregister from U.S. Securities Exchange Act, dated December 17, 2007.

Press release

Progress on share repurchase program KPN	Date 17 December 2007

Number 087pe

Further to the share repurchase program announced on 3 September 2007, KPN announces that, during the week of 10 December to 14 December 2007, it has repurchased 3,625,000 KPN ordinary shares at an average price of EUR 12.36. To date, approximately 94% of the repurchase program has been completed. The repurchase program that started on 3 September 2007 will run through 31 December 2007.

Press release

KPN announces its intention to delist from New York Stock Exchange, London Stock Exchange and Frankfurt Stock Exchange and deregister from U.S. Securities Exchange Act	Date 17 December 2007 Number 086pe

KPN announces its intention to delist its American Depositary Receipts (“ADR’s”) from the New York Stock Exchange (“NYSE”) and to delist its ordinary shares from the London Stock Exchange and the Frankfurt Stock Exchange in the first quarter of 2008.

The Company will concentrate all trading of its ordinary shares on the Euronext stock exchange in Amsterdam and is considering a Level 1 ADR program for over-the-counter trading.

KPN’s Board of Management and Supervisory Board have taken into account the low trading volume at the NYSE, London Stock Exchange and Frankfurt Stock Exchange and the costs of complying with the registration.

KPN intends to file a Form 25 with the SEC to effect the delisting from the NYSE. After the delisting from the NYSE has become effective, KPN intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the U.S. Securities Exchange Act. Upon the filing of Form 15F, KPN’s reporting obligations under the U.S. Securities Exchange Act will be immediately suspended. The deregistration will be effective 90 days after the filing, unless the Form 15F is withdrawn by KPN prior to such time. KPN reserves the right to delay or withdraw for any reason the filing of the Form 25 and Form 15F.

The deregistration by KPN will also cover KPN’s outstanding U.S. dollar denominated bonds issued in 2000. KPN’s obligations to its bondholders will not be affected by the deregistration.

KPN will continue to publish its Annual Report, Accounts and other material investor communications on its corporate website, in accordance with U.S. Securities Exchange Act Rule 12g3-2 (b).

KPN’s CFO Marcel Smits commented: “  Eliminating the complexities of multiple listings is a component of our overall drive towards a simplified and more cost effective company. Due to the continued globalization of the capital markets we believe that a single listing on Euronext Amsterdam will satisfy our future capital requirements. The focus on improved quality of internal control and risk management that was achieved in order to comply with the requirements of Sarbanes Oxley legislation has been helpful to our company and such focus will not diminish. ”

About KPN

KPN is the leading provider of telecommunications services in the Netherlands, serving customers with wireline and wireless telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully-managed, outsourced ICT solutions. Both nationally and internationally, KPN provides wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer as well as business markets.

Accompanies press release dated
17 December 2007

Number
086pe

At September 30, 2007, KPN served 5.5 million wireline voice subscribers, 9.1 million mobile customers, 2.6 million Internet customers and 0.4 million TV customers in the Netherlands as well as 16.8 million mobile customers in Germany and Belgium. With 27,155 individuals (24,890 FTEs), KPN posted revenues of EUR 8.9bn, with an EBITDA of EUR 3.7bn in the period January - September 2007. KPN was incorporated in 1989 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: December 18, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel